UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

G1 Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

3621LQ109

(CUSIP Number)

May 16, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3621LQ109

1.	Name of Reporting Person AstraZeneca PLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (Joint filers)
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,950,630 shares[1]
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 2,950,630 shares[2]
	8.	Shared Dispositive Power 0 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,950,630 shares[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4%[4]
12.	Type of Reporting Person (See Instructions) CO

[1]	Represents shares directly held by MedImmune Ventures Inc., a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and MedImmune Ventures Inc. may each be deemed to have sole voting and dispositive power over the shares.
[2]	See footnote 1.
[3]	See footnote 1.
[4]	The percentage ownership was calculated based on 28,345,284 shares of the issuer’s common stock outstanding as of October 31, 2017 as reported in the issuer’s Form 10-Q filed on November 8, 2017.

CUSIP No. 3621LQ109

1.	Name of Reporting Person MedImmune Ventures, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (Joint filers)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,950,630 shares[5]
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 2,950,630 shares[6]
	8.	Shared Dispositive Power 0 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,950,630 shares[7]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4%[8]
12.	Type of Reporting Person (See Instructions) CO

[5]	See footnote 1.
[6]	See footnote 1.
[7]	See footnote 1.
[8]	See footnote 4.

Item 1.
	(a)		Name of Issuer G1 Therapeutics, Inc.

	(b)		Address of Issuer’s Principal Executive Offices 79 T.W. Alexander Drive Research Park Triangle, NC 27709

Item 2.

	(a)		Name of Person Filing See response to 2(c)

	(b)		Address of Principal Business Office or, if none, Residence See response to 2(c)

(c)

Citizenship
This statement is filed on behalf of:

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

United Kingdom

Citizenship: United Kingdom

MedImmune Ventures, Inc.

1 MedImmune Way

Gaithersburg, Maryland 20878

Citizenship: Delaware

	(d)		Title of Class of Securities Common Stock, par value $0.0001 per share

	(e)		CUSIP Number 3621LQ109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)		Amount beneficially owned: 2,950,630 shares
(b)

Percent of class:

10.4%. The percentage stated herein is based on 28,345,284 shares of the issuer’s common stock outstanding as of October 31, 2017 as reported in the issuer’s Form 10-Q filed on November 8, 2017.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: AstraZeneca PLC: 2,950,630 shares MedImmune Ventures Inc.: 2,950,630 shares

(ii) Shared power to vote or to direct the vote: AstraZeneca PLC: 0 shares MedImmune Ventures Inc.: 0 shares

(iii) Sole power to dispose or to direct the disposition of: AstraZeneca PLC: 2,950,630 shares MedImmune Ventures Inc.: 2,950,630 shares

(iv) Shared power to dispose or to direct the disposition of: AstraZeneca PLC: 0 shares MedImmune Ventures Inc.: 0 shares

MedImmune Ventures Inc., a wholly owned subsidiary of AstraZeneca PLC, is the direct record holder of all 2,950,630 shares reported herein. Each of MedImmune Ventures Inc. and AstraZeneca PLC may be deemed to have sole voting and dispositive power with respect to such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Material Filed as Exhibits

Exhibit 99	Joint Filing Agreement between AstraZeneca PLC and MedImmune Ventures Inc.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 8, 2018

AstraZeneca PLC

/s/ Adrian Kemp
Signature

Adrian Kemp, Company Secretary
Name/Title

MedImmune Ventures, Inc.

/s/ Han Lee
Signature

Han Lee, Managing Director
Name/Title

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit 99

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, $0.0001 par value per share, of G1 Therapeutics, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Rule 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is in accurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

February 8, 2018

AstraZeneca PLC

/s/ Adrian Kemp
Signature

Adrian Kemp, Company Secretary
Name/Title

MedImmune Ventures, Inc.

/s/ Han Lee
Signature

Han Lee, Managing Director
Name/Title